UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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Dated June 5, 2007

Commission File Number: 001-14666

MITTAL STEEL COMPANY N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20

3032 AC Rotterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒               Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                 No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On June 4, 2007, Mittal Steel Company N.V. (“ArcelorMittal”) announced the termination of ArcelorMittal’s combined mandatory tender offer and delisting offer (“Offer”) for Arcelor Brasil S.A. (“Arcelor Brasil”), and that the consideration for the cash option would be R$53.89 in cash.

On June 5, 2007, ArcelorMittal announced the results of the Offer. In the aggregate, 191.3 million Arcelor Brasil shares were tendered in the auction held on June 4, 2007 following the expiry of the Offer period, representing 29.5% of the total share capital and 89.7% of the free float of Arcelor Brasil. ArcelorMittal will pay for the tendered shares with US$3,699 million in cash and 27.0 million ArcelorMittal shares. Subsequent to the auction, an additional amount of 5.4 million Arcelor Brasil shares were acquired for cash. The total number of shares acquired by ArcelorMittal represented 30.4% of the total share capital and 92.3% of the free float of Arcelor Brasil.

As a result of the acceptance of shareholders representing more than two thirds (2/3) of the shares qualified for the auction, Arcelor Brasil’s registration as a listed company will be cancelled in accordance with regulations of the Comissão de Valores Mobiliários (“CVM”), the Brazilian securities regulator.

As required by Brazilian regulations, from June 5, 2007 through September 4, 2007 at the latest, remaining shareholders in Arcelor Brasil may sell their shares to ArcelorMittal for R$53.89, adjusted by the interest rate accrued until the sale date. Any remaining Arcelor Brasil shareholder who wants to sell its shares during this period shall post a selling order in the São Paulo Stock Exchange (through any broker dealer that is a member thereof) and Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários, on behalf of ArcelorMittal, will guarantee the purchase of such shares.

After the CVM confirms cancellation of Arcelor Brasil’s registration as a listed company (which confirmation is expected in 15 days after the auction and which shall be immediately disclosed to the public by Arcelor Brasil), all remaining shareholders in Arcelor Brasil who still wish to sell their shares to ArcelorMittal shall send a request to Arcelor Brasil and to the Intermediary Institution, Banco Santander Banespa S.A. The form of request to be completed and delivered by such shareholders will be available at the addresses and websites of Arcelor Brasil and the Intermediary Institution.

Additionally, if at any time prior to September 4, 2007 (inclusive), ArcelorMittal receives confirmation from the CVM that Arcelor Brasil’s registration as a listed company has been cancelled, given that following the Offer it will hold more than 95% of the total capital of Arcelor Brasil, ArcelorMittal will cause a shareholders’ meeting of Arcelor Brasil to be called to approve the redemption of the remaining shares at a price of R$53.89, adjusted by the interest rate accrued until the sale date. When ArcelorMittal exercises this right, a further press release will detail the conditions of such squeeze-out and the sell-out proceedings will then be terminated.

Information in this document contains forward-looking statements, which reflect management’s expectations regarding future events and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about each company’s plans, objectives, expectations and intentions and other statements that are not historical facts. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of ArcelorMittal with the SEC, such as its annual report on Form 20-F. ArcelorMittal disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

This document does not constitute an offer to acquire Arcelor Brasil securities.

The offer to acquire Arcelor Brasil securities has been made to all holders of shares of Arcelor Brasil located in Brazil. In addition, holders of shares of Arcelor Brasil located outside of Brazil may participate in the offer on the condition that such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

This document does not constitute an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. Arcelor Mittal has not registered securities or conducted a public offering in the United States in connection with its offer to acquire Arcelor Brasil securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2007

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary